Exhibit 99.2

NOTICE OF CONVOCATION

OF THE ANNUAL SHAREHOLDERS’ MEETING OF CIAN PLC

Date: November 3, 2023

Distributed electronically to:

All the shareholders of CIAN PLC

The Auditors

The Depositary: The Bank of New York Mellon

Notice of the Annual General Meeting (the “Meeting”) of CIAN PLC

Dear member,

Notice is hereby given in accordance with the articles of association (the “Articles”) of Cian Plc (the “Company”) that the upcoming Meeting of the members of the Company will be held at 9 Kafkasou Street, Treppides Tower, Floor: 4th, Flat: 401, Aglantzia, Nicosia, 2112, CYPRUS on 15 December 2023 at 9:00 a.m. local time to transact the following business:

As Ordinary Business to be approved by an ordinary resolution:

Part 1

ADOPTION OF THE COMPANY’S AUDITED STANDALONE AND CONSOLIDATED FINANCIAL STATEMENTS FOR 2022 FINANCIAL YEAR

WHEREAS the Annual Report and the Financial Statements for the year ended December 31, 2022 (as attached in Annex A hereto) as well as the Consolidated Financial Statements as of December 31, 2022 and for the year ended December 31, 2022 and the Management report (as attached in Annex B hereto), have been reviewed, considered, approved and recommended by the Board of Directors of the Company (the “Board”) to the Meeting,

Proposed ordinary resolution	THAT the Annual Report and the Financial Statements for the year ended December 31, 2022 as well as the Consolidated Financial Statements as of December 31, 2022 and for the year ended December 31, 2022 and the Management report, be approved and adopted.

CIAN PLC

64 Agiou Georgiou Makri, Anna Maria Lena Court, Flat/Office: 201, 6037, Larnaca, Cyprus

Reg. No.: HE 371331; TIN: 10371331Z

Tel.: +357 22 418200; email: corpsec@cian.ru

Part 2	APPOINTMENT OF THE COMPANY’S AUDITORS AND FIXING AUDITORS’ REMUNERATION

WHEREAS the Board has recommended to appoint Papakyriacou & Partners Ltd as the Company’s auditors in accordance with the provisions of section 153 of the Companies Law Cap 113 for the purpose of audit of consolidated financial statements of the Company for the year ending December 31, 2023 and standalone financial statements of the Company for the year ending December 31, 2023 in accordance with International Standards on Auditing (ISA) (“Standalone Auditor”) and to appoint Business Solutions and Technologies (“BST”) for the purpose of preparation of consolidated financial statements of the Company for the year ending December 31, 2023 in accordance with Public Company Accounting Oversight Board (PCAOB) auditing standards (“Consolidated Auditor”) to hold office from the conclusion of the Meeting until the conclusion of the next annual general meeting when they shall be eligible for re-election and to fix Consolidated Auditor’s remuneration in the amount of up to 19 100 000 RUB (excluding VAT) and the Standalone Auditor’s remuneration in the amount of up to EUR 27 500 (excluding VAT),

Proposed ordinary resolution

THAT Papakyriacou & Partners Ltd be appointed as the Company’s Standalone Auditor;

THAT BST be appointed as the Company’s Consolidated Auditor;

THAT the Standalone Auditor’s remuneration be fixed in the amount of up to EUR 27 500 (VAT excluding);

THAT the Consolidated Auditor’s remuneration be fixed in the amount of up to RUB 19 100 000(VAT excluding).

Part 3

SETTING THE NUMBER OF THE DIRECTORS AND ELECTION OF DIRECTORS

WHEREAS pursuant to Regulation 88 of the Articles, the General Meeting could determine the number of Directors, and that the number of Directors shall be no less than seven (7), including at least three (3) Independent Directors;

WHEREAS pursuant to Regulation 112 of the Articles the Annual General Meeting has the power to re-elect any Director appointed pursuant to Regulation 111 thereof;

WHEREAS Regulations 89, 90, 91, 92, and 93 of the Articles provide for special rights on the appointment and termination of Elbrus Director(s) and Maksim Melnikov as a Director;

WHEREAS Regulation 177 of the Companies Law provides for a separate resolution for each Director submitted for re-election at the General Meeting;

Proposed ordinary resolution

THAT the number of the Directors on the Board of the Company shall be 7 (seven), including not less than 3 (three) Independent Directors;

THAT Mr. Simon Baker be re-appointed by an ordinary resolution as an Independent Director of the Company;

THAT Mr. Douglas W. Gardner be re-appointed by an ordinary resolution as an Independent Director of the Company;

THAT Mr. Vladimir Verkhoshinskiy be re-appointed by an ordinary resolution as an Independent Director of the Company;

THAT Mr. Mikhail Zhukov be appointed by the ordinary resolution as an Independent Director of the Company.

CIAN PLC

64 Agiou Georgiou Makri, Anna Maria Lena Court, Flat/Office: 201, 6037, Larnaca, Cyprus

Reg. No.: HE 371331; TIN: 10371331Z

Tel.: +357 22 418200; email: corpsec@cian.ru

Part 4	APPROVAL OF DIRECTORS’ REMUNERATION

Proposed ordinary resolution

WHEREAS the remuneration of the non-executive members of the Board was approved at the General Meeting on September 30, 2022;

The following ordinary resolutions to be adopted

(i) the Directors’ remuneration, as approved at the General Meeting on September 30, 2022, shall remain unchanged.

As Special Business to be approved by a special resolution:

Part 5	APPROVAL OF AMENDED ARTICLES OF ASSOCIATION

Proposed special resolution

The following special resolution be adopted:

(i) to approve the amended Articles of Association of the Company by the deletion of the existing Articles and by adopting the Articles of Association which are attached as Annex C hereto.

This Notice has been made available on the Company’s website and may be accessed at the URL https://ir.ciangroup.ru/en/corporate-governance/agm/

Attached are:

•	The agenda for this Meeting;

•	Consolidated Financial Statements and Management Report for Financial Year ended December 31, 2022;

•	Annual Report and Financial Statements for Financial Year ended December 31, 2022;

•	Key information on the Auditors proposed for appointment;

•	Key information on members of the Board to be re-elected;

•	Draft of the amended Articles of Association;

•	Shareholder Proxy form

Important Notes:

The following arrangements will be adopted for the Meeting:

(a)	A member may submit questions to the Company via post or email. The questions must reach the Company at least 2 days prior to the Meeting;

(b)	All substantial and relevant questions will be addressed by the Board and/or management prior to the Meeting. Questions that concern a matter that will be put to a vote will be addressed by the Board and/or management prior to the Meeting;

A member may vote by appointing the chairman of the Meeting or another person as the member’s proxy (such proxy need not be a shareholder of the Company) to vote at the Meeting by depositing with the Company an instrument of appointment (“the proxy form”) by post to 64 Agiou Georgiou Makri, Anna Maria Lena Court, Flat/Office: 201, 6037, Larnaca, Cyprus, CIAN PLC or by electronic mail to corpsec@cian.ru at any time before the time for holding the Meeting. A copy of the proxy form is attached in Annex D. In appointing the chairman of the Meeting or another person as a proxy, a member must give specific instructions with regards to voting, or abstentions from voting, in the form of proxy, failing which the appointment may be treated as invalid.

CIAN PLC

64 Agiou Georgiou Makri, Anna Maria Lena Court, Flat/Office: 201, 6037, Larnaca, Cyprus

Reg. No.: HE 371331; TIN: 10371331Z

Tel.: +357 22 418200; email: corpsec@cian.ru

INFORMATION FOR ADR HOLDERS

The ADSs holders shall exercise their voting rights in accordance with relevant provisions of the Deposit Agreement dated November 8, 2021, must act through the depositary of the Company's ADS program, The record date for ADSs holders is set on November 30, 2023.

Yours faithfully

By the order of the Board
Cian PLC

CIAN PLC

64 Agiou Georgiou Makri, Anna Maria Lena Court, Flat/Office: 201, 6037, Larnaca, Cyprus

Reg. No.: HE 371331; TIN: 10371331Z

Tel.: +357 22 418200; email: corpsec@cian.ru

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